UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-33107

CANADIAN SOLAR INC.

4273 King Street East, Suite 102

Kitchener, Ontario, N2P 2E9

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CANADIAN SOLAR INC.

Form 6-K

TABLE OF CONTENTS

Explanatory Note

Signature

Exhibit Index

Exhibit 99.1

Explanatory Note

CSI Solar Co., Ltd. (“CSI Solar”), a majority-owned subsidiary of Canadian Solar Inc. (“Canadian Solar”) with its shares listed on the Shanghai Stock Exchange (“SSE”)’s Sci-Tech Innovation Board, has filed with the SSE its report regarding the third quarter of 2026 (the “2026 Third Quarter Report”). Currently, Canadian Solar owns approximately 64% of CSI Solar.

Exhibit 99.1 provides an English translation of the 2026 Third Quarter Report of CSI Solar.

Incorporation by Reference

The contents of this Report on Form 6-K are hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-299055) filed with the SEC on September 21, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN SOLAR INC.

By:	/s/ Colin Parkin
Name:	Colin Parkin
Title:	Chief Executive Officer

Date: October 29, 2026

EXHIBIT INDEX

Exhibit 99.1 — CSI Solar Co., Ltd. 2026 Third Quarter Report